FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of April 2007
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    ☑       Form 40-F    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    ☐       No    ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

SIGNATURES

(1)	Press Release, “Dr. Reddy’s is the First Participant in United States Pharmacopoeia’s New Pharmaceutical Ingredient Verification Programme,” April 17, 2007.

(2)	Press Release, “Dr. Reddy’s employees awarded PG certificates from BITS Pilani,” April 24, 2007.

(3)	Press Release, “Dr. Reddy’s announces the launch of Zolpidem Tartrate tablets,” April 25, 2007.

(4)	Press Release, “Dr. Reddy’s launches RedituxTM – Monoclonal Antibody Treatment for Non-Hodgkin’s Lymphoma,” April 30, 2007.

(5)	Press Release, “Dr Reddy’s announces new R&D Chief,” April 30, 2007.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s is the First Participant in United States Pharmacopoeia’s
New Pharmaceutical Ingredient Verification Programme
Hyderabad, India, April 17, 2007: Dr. Reddy’s Laboratories Ltd. today announced that it has signed on as the first participant in United States Pharmacopoeia’s (USP) Pharmaceutical Ingredient Verification Programme.
“Participating in this programme shows that Dr. Reddy’s Laboratories shares USP’s commitment to good pharmaceutical care throughout the world,” said Dr. Roger Williams, Chief Executive Officer and Executive Vice-President of USP.
“We look forward to participating in this programme so that we can show manufacturers, regulatory authorities and consumers our dedication to producing pharmaceutical ingredients that are of consistently high quality,” said Satish Reddy, Chief Operating Officer and Managing Director of Dr. Reddy’s Laboratories Ltd.
USP created the Pharmaceutical Ingredient Verification Programme in response to increasing concerns throughout the pharmaceutical industry about the quality and consistency of pharmaceutical ingredients. The programme enables manufacturers to show the quality and integrity of their ingredients with a recognizable ‘USP Verified’ mark.
As a participant in the Pharmaceutical Ingredient Verification Programme, Dr. Reddy’s will submit ingredients to USP’s verification process, which includes:
•	Evaluation of an ingredient manufacturer’s quality systems through an audit for compliance with Good Manufacturing Practices (GMPs)

•	Review of manufacturing and quality control documents for the ingredients

•	Laboratory testing of ingredient samples from USP-selected lots for compliance with USP’s FDA-enforceable standards for purity, potency and quality

•	Post-verification surveillance testing of ingredients bearing the USP Verified mark.
Once each ingredient passes the verification process, Dr. Reddy’s will receive a Certificate of Standards Compliance. They will be permitted to post the ‘USP Verified’ mark on the shipping container, and certificate of analysis demonstrating that it meets USP’s world-class quality standards.
For more information on USP, please contact mediarelations@usp.org
About Dr. Reddy’s:
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.
Disclaimer:
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information:

Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s employees awarded PG certificates from BITS Pilani
Vishakhapatnam, April 24, 2007: Dr. Reddy’s Laboratories today organized the convocation ceremony for its employees receiving Masters Degrees in Science — Pharmaceutical chemistry from BITS Pilani (The country’s leading & reputed institute offering best technology and science courses in the country). Thirty –one employees were conferred the Masters degree at the ceremony which was presided by over Dr Maheswari, Vice-Chancellor, BITS and Dr Anji Reddy, Chairman, Dr Reddy’s Labs and other dignitaries at Vishakhapatnam.
Dr Reddy’s and BITS signed an agreement in the year 2000 with an objective of fostering collaboration between the two institutions to promote educational and learning climate in the area of Chemistry and Pharmacy. The three year MSc in Pharmaceutical Chemistry was the first programme flagged off in August 2000 followed by a two year MS programme in Pharmaceutical Operations & Management, which was initiated in February 2001. BITS operates an off-campus center at Dr Reddy’s premises and conducts educational programmes designed to meet the development needs of the Company’s employees. These programmes are equivalent to the corresponding degrees offered on-campus.
Dr Anji Reddy, Chairman, Dr Reddy’s added “These programmes are aimed at providing employees an opportunity to enhance their academic qualifications, synergize theory and practice on a sustained basis, become multi-skilled by learning new technologies and also gain appreciation of key management concepts”.
Dr Reddy’s started its Learning & Development center called ‘Ankur’ in 1998 with the objective of building a learning culture in the organization and helping employees achieve a balance between work and personal life. It offers both technical and managerial development programmes. Apart from the above-mentioned courses with BITS Pilani, Clinical Research through ICRI -New Delhi, courses in Intellectual Property Management are available for employees to excel in. Dr. Reddy’s has also partnered up with Narsee Monjee Institute of Management Studies (NMIMS), Mumbai, and a premier B-school in India to offer a unique MBA (Pharma Management) program to its employees.
About Dr. Reddy’s:
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
About BITS:
Birla Institute of Technology and Science, Pilani, is a deemed University running educational programs both on-campus as well as off-campus degree at all levels, namely Integrated First Degree, Higher Degree and Ph.D.
Contact Information:
Manisha Talluri
at manisha.talluri@bm.com or on +91 -40 -66828123 / 9885442760
Vijaya Murthy
at vijayac@drreddys.com or on +91 40 23731946 ext.562/ 9391036129

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s announces the launch of Zolpidem Tartrate tablets
Hyderabad, India, April 25, 2007: Dr. Reddy’s Laboratories (NYSE:RDY) today announced that the Company has received final approval from the U.S. Food and Drug Administration for its Abbreviated New Drug Application (ANDA) for Zolpidem Tartrate Tablets, 5 mg and 10 mg. This product is being shipped immediately.
Zolpidem Tartrate Tablets are the generic version of Sanofi-Aventis’ Ambien® Tablets. Ambien Tablets had U.S. sales of approximately $2.1 billion for the same strengths for 2006 according to IMS Health.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s launches Reditux™ – Monoclonal Antibody Treatment for Non-Hodgkin’s Lymphoma
Hyderabad, India, April 30 2007: Dr Reddy’s Laboratories (NYSE: RDY) today announced the launch of Reditux™, the Dr Reddy’s brand of rituximab, a monoclonal antibody (MAb) used in the treatment of Non-Hodgkin’s Lymphoma. The launch event was held in Hyderabad with over 100 leading oncologists attending the unveiling of the RedituxTM brand followed by a technical session on the development of the drug.
Talking at the technical session Dr Anji Reddy, Chairman, Dr. Reddy’s Laboratories said “Dr. Reddy’s has always been committed to creating value by applying science to help people lead healthier lives – Reditux™ is yet another example of this commitment. This is a proud moment for the organization, to know that we have succeeded in developing this very complex molecule which will help in providing an affordable solution to patients.”
The technical session detailed the approach taken by Dr. Reddy’s in developing this complex protein therapeutic including data from the clinical trial. There was also an open forum with a panel comprising the clinical trial investigators and the members of the independent Data Safety Monitoring Board (DSMB) addressing questions from the audience regarding the clinical experience with the drug.
In his talk at the conclusion of the technical session, Dr. Alok Srivastava — the coordinating investigator for the trial and Professor of Medicine and Head of the Department of Haematology at Christian Medical College, Vellore — commented on the excellent pre-clinical data that had been made available to the investigators prior to the start of the clinical trial and emphasized the importance of post-marketing surveillance to monitor the safety of the product.
Dr Reddy’s also launched its social initiative called “Sparsh” — an Assistance Program for cancer patients undergoing treatment — at the Reditux™ launch. Patients identified by the doctors through Sparsh would be provided Reditux™ free of cost. Talking about Sparsh, G V Prasad, the Vice Chairman & CEO, Dr Reddy’s Laboratories added, “We understand the dilemma that doctors and patients face in cancer therapy. The care is very expensive and it can be financially debilitating for most patients. This is a reality we are acutely aware of at Dr Reddy’s and the Sparsh initiative is a first step to serve the needs of the patients by increasing access and affordability of medicine. While the program is in early stages of implementation in the oncology care space; we hope to further increase the reach to other therapeutic areas in future.”
Reditux™ is the second product from Dr. Reddy’s Biologics Division. There are several other products in development primarily in the areas of oncology and autoimmune diseases.
Notes to the Editor:
•	Non-Hodgkin lymphoma (NHL) describes a group of cancers arising from lymphocytes, a type of white blood cell. It is distinct from Hodgkin lymphoma in its pathologic features, epidemiology, common sites of involvement, clinical behavior, and treatment. The non-Hodgkin lymphomas are a diverse group of diseases with varying courses, treatments, and prognoses.

•	NHL is the 6th leading cause of cancer death in the United States. Approximately 95% of cases occur in adults 40 to 70 years in age. As per Globocan 2002, in India more than 20,000 patients are diagnosed yearly with NHL.

•	Sparsh can be accessed on www.sparshindia.in by the country’s Oncologists. Doctors will be given access to the website by the company wherein they can refer needy patients for treatment of Reditux™. Dr Reddy’s would ensure that the patients identified by the doctors through Sparsh are provided the recommended therapy free of cost.

•	Reditux™ is approximately priced at half the originator’s price. Product availability is planned at Company’s C&F agents and at all major hospitals in the country.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Contact Information

Investors and Financial Analysts:

Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532

Media:

M Mythili at mythilim@drreddys.com or on +91-40-66511620.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s announces new R&D Chief
Hyderabad, April 30, 2007: Dr. Reddy’s today announced Dr. Rajinder Kumar joining the company as its President– Research, Development & Commercialization. This appointment follows from the strategic direction of the company on its journey towards building a strong innovation-led business.
Dr. Kumar will lead and integrate Discovery Research, Global Drug Development and Commercialization efforts, including differentiated products. G V Prasad, Vice Chairman & CEO, Dr. Reddy’s said “Dr. Kumar joins us at an exciting time. He brings in rich experience and the necessary management bandwidth to consolidate our new Chemical Entity (NCE) Research and drug development efforts. His expertise will help us accelerate our efforts to build a global innovation-led business.”
Dr. Kumar graduated in Medicine and Surgery from the University of Dundee, UK and is an alumnus of acclaimed institutions like the University of London and University of Birmingham. He is a member of several scientific and clinical organizations and is a Fellow of the Royal Society of Medicine and Member of the Institute of Directors, U.K.
After a distinguished academic and clinical career, Dr. Kumar spent a large part of his career at SmithKline Beecham and Glaxo SmithKline where he held key executive positions of Vice President and Director — Neuroscience and GI, Smith Kline Beecham, USA; Vice President & Global Head of Psychiatry, Clinical Development and Medical Affairs, Glaxo SmithKline. He has also been the President, Research and Development, Ranbaxy Laboratories, India. Dr. Kumar and his team were responsible for the development and implementation of the strategy for experimental medicines and life cycle management, leading to products of differentiated value with significant commercial impact.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biopharmaceuticals and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Contact Information
Investors and Financial Analysts:

Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:

M Mythili at mythilim@drreddys.com or on +91-40-66511620.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: May 15, 2007		Name:	V. Viswanath
		Title:	Company Secretary